Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-000606) on Form S-8 of Twin Disc Incorporated of our report dated June 4, 2010 with respect to the statements of net assets available for benefits of the Twin Disc Incorporated – The Accelerator 401(k) Savings Plan for the years ended December 31, 2009 and 2008, the related statements of changes in net assets available for benefits for the year ended December 31, 2009, and the related supplemental schedule of assets held for investment purposes as of December 31, 2009 annual report on Form 11-K of the Twin Disc Incorporated – The Accelerator 401(k) Savings Plan.

/s/ Reilly, Penner & Benton LLP

Milwaukee, Wisconsin
June 4, 2010